Exhibit 99.1

BURCON TO IMPLEMENT QUARTERLY CONFERENCE CALLS

Vancouver, British Columbia, December 20, 2012 — Burcon NutraScience Corporation (TSX–BU; NASDAQ - BUR) (“Burcon” or the “Corporation”) today announced that it intends to conduct quarterly conference calls coinciding with its financial results releases. The conference calls will allow Burcon’s management to review the financial results for the quarter and to update on Burcon’s business activities and outlook.

The first conference call is expected to be held on or around February 14, 2013 after market close. The date and time of the call will be announced at least one week in advance of the call.

“Further to our recent announcement regarding first commercial sales of CLARISOY under the license agreement with Archer Daniels Midland, Burcon intends to implement quarterly conference calls to update investors and interested parties on our business activities and outlook." said Johann F. Tergesen, President and Chief Operating Officer.

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We have developed CLARISOY™ soy protein, which offers clarity and complete protein nutrition for low pH beverage systems; Peazazz™ a uniquely soluble and clean-tasting pea protein and Puratein®, Supertein™ and Nutratein™ canola protein isolates with unique functional and nutritional attributes. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To date, our patent portfolio consists of 215 issued patents in various countries, including 35 issued U.S. patents, and in excess of 395 additional pending patent applications, 78 of which are U.S. patent applications.

CLARISOY™ is under license from Archer Daniels Midland Company.
CLARISOY™ is a trademark of Archer Daniels Midland Company.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-

looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the timing and use of proceeds of the Offering and the completion of the Offering. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2012. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

For more information, please contact:

Michael Kirwan, Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
mkirwan@burcon.ca www.burcon.ca